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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69523

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TIGERRISK CAPITAL STRATEGIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 3005

(No. and Street)

New York   **NY**   **10019**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy   **212-751-4422**   **drutitskiy@dfppartners.com**

(Name)   (Area Code -- Telephone No.)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name -- if individual, state last, first, and middle name)

733 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/29/2003   **274**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JARAD MADEA , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Tigerrisk Capital Strategies LLC___ , as of ___December 31, 2021___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRET SABLOSKY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SA6362623
Qualified in New York County
Commission Expires August 7, 2025

Signature

CEO

Title

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
December 31, 2021

and

Report of Independent registered Public Accounting Firm

TIGERRISK CAPITAL STRATEGIES LLC

Index

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TigerRisk Capital Strategies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TigerRisk Capital Strategies LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2021.

EISNERAMPER LLP
New York, New York
March 29, 2022



TIGERRISK CAPITAL STRATEGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 22,408,776
Accounts receivable	1,789,168
Due from clearing broker	2,236
Prepaid expenses	231,584
Reimbursable client expenses	23,281
Fixed assets, net of accumulated depreciation of $218,375	1,930
Due from affiliates	89,832
TOTAL ASSETS	$ 24,546,807

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 5,521,162
Deferred revenue	275,000
Due to Parent Company and affiliates	1,747,437
Total liabilities	7,543,599
MEMBER'S CAPITAL	17,003,208
Total liabilities and member's capital	$ 24,546,807

The accompanying notes are an integral part of this statement of financial condition.

Note 1. ORGANIZATION

TigerRisk Capital Strategies LLC (the "Company"), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger and acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA") since May 2015, does not carry customer funds or securities. The Company is headquartered in New York, New York.

All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions related to customer's securities.

The Company operates 1) under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and 2) by limiting its other business activities to investment banking services contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company did not conduct any activities that were under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) during the year ended December 31, 2021.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions.

Cash:

The Company maintains its cash balance in a bank deposit account at a major financial institution. Cash balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Revenue recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time. Investment banking revenues include fees earned from providing services related to mergers and acquisition, private placements, financial advisory services provided to the Company's customers upon entering into an agreement, and brokerage revenue earned from acting as a finder in transactions involving non-exchange trade derivatives such as ISDA Swaps. The Company recognizes investment banking fees in accordance with the terms of the related agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers received from customers prior to recognizing revenue are reflected as deferred revenue.

Leases:

The Company evaluates its vendor agreements under U.S. GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2021, no agreements or arrangements existed that would be classified as a lease under the guidance.

Fixed Assets:

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight line basis using estimated useful lives of five years.

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized investment banking fees receivable in accordance with the terms agreed upon with each customer. Since all of such fees receivables are believed to be fully collectible, no current expected credit losses are reflected in the accompanying financial statement (refer to Note 7).

Income Taxes:

The Company is a single member LLC and a disregarded entity for federal and state income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are reported by the members of Cavu Ultimate Holdings, LLC ("Cavu"), its ultimate parent, on their income tax returns in accordance with the laws of the applicable jurisdiction. As a result, the financial statement does not reflect a provision for income taxes.

Cavu is subject to the New York City Unincorporated Business Tax (the "UBT"). As a portion of the liability associated with the UBT is the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense or benefit. The Parent Company pays the UBT on behalf of Cavu and the Company is required to reimburse the Parent Company for the Company's portion of UBT.

Note 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimates fair values at December 31, 2021 of financial assets and liabilities, and information on their classification within the fair value hierarchy. At December 31, 2021, the carrying values of the Company's financial instruments approximate their fair value due to their short term nature.

	Carrying value	Level 1	Level 2	Level 3	Total at estimated fair value
ASSETS					
Cash	$ 22,408,776	$ 22,408,776	$ -	$ -	$ 22,408,776
Accounts receivable	1,789,168		1,789,168		1,789,168
Due from clearing broker	2,236	2,236	-	-	2,236
Due from affiliates	89,832	-	89,832	-	89,832
TOTAL ASSETS	$ 24,290,012	$ 22,411,012	$ 1,879,000	$ -	$ 24,290,012

	Carrying amounts	Level 1	Level 2	Level 3	Total at estimated fair value
LIABILITIES					
Accounts payable and accrued expenses	$ 5,521,162	$ -	$ 5,521,162	$ -	$ 5,521,162
Due to Parent Company and affiliates	1,747,437	-	1,747,437	-	1,747,437
TOTAL LIABILITIES	$ 7,268,599	$ -	$ 7,268,599	$ -	$ 7,268,599

Note 4. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby expenses including the Parent Company's office, certain payroll and personnel expenses, and other general administrative services are paid for by the Parent Company and allocated back to the Company. In addition, the Parent Company paid the UBT associated with the Company's operations and get reimbursed by the Company.

The Company paid certain expenses on behalf of the Parent Company and charged the Parent Company for such expenses.

During the year, the Company was charged from its affiliates for certain expenses incurred by the Company but paid by its affiliates. In addition, the Company was reimbursed for certain expenses incurred by its affiliates but paid by the Company.

At December 31, 2021, the Company had due to Parent Company and affiliates in the amount of $1,747,437 and due from affiliates in the amount of $89,832 related to the above transactions, which are reflected on the accompanying statement of financial condition. Such receivable and payable are non-interest bearing and due on demand.

Note 5. FIXED ASSETS, NET

The major classes of fixed assets as of the statement of financial condition date are as follows:

Asset Class	Cost	Accumulated Depreciation	Net
Furniture and fixtures	$ 218,760	$ (217,259)	$ 1,501
Computers and equipment	1,545	(1,116)	429
Total	$ 220,305	$ (218,375)	$ 1,930

Note 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3% of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change daily. As of December 31, 2021, the Company had net capital of $14,833,371, which was $14,348,798 in excess of its required net capital of $484,573, and the ratio of aggregate indebtedness to net capital was 0.49 to 1.

Note 7. CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") 326.

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

A broker-dealer's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Accounts receivable
These amounts consist of a $1,789,168 investment banking fees receivable. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance to be not material to the users of this financial statement. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Note 7. CREDIT LOSSES ON FINANCIAL INSTRUMENTS – continued

Due from clearing broker
These amounts consist of a $2,236 balance with Industrial and Commercial Bank of China (the "Clearing Broker"). The Company did not have any transactions that cleared through the Clearing Broker during the year ended December 31, 2021 and the receivable at December 31, 2021 was made up of cash held with the Clearing Broker. The Company maintains awareness of the creditworthiness of the Clearing Broker.

Note 8. RISKS AND UNCERTAINTIES

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2021. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to be impacted for an extended period, the Company's future financial results may be adversely affected.

Note 9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby eligible employees are automatically enrolled at 6% employee contribution with an auto-escalation each year of 2% up to 10%, unless he/she opts out or elects a different contribution amount. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 2%, and 50% of the next 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. All company contributions are subject to a 3 year vesting schedule. Matching contributions cannot exceed defined limits set by the Company.

Note 10. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through March 29, 2022, the date that the accompanying financial statement was available to be issued. On January 11, 2022 and March 11, 2022, the Company made distributions of capital in the amounts of $10,000,000 and $7,000,000 respectively. There were no other subsequent events which would require disclosure in the footnotes to the financial statement.